Exhibit 99.1

ASUR Announces Total Passenger Traffic for December 2022

Compared to December 2019, passenger traffic increased by 33.2% in Colombia, 24.1% in Mexico and 6.4% in Puerto Rico

MEXICO CITY, Jan. 5, 2023 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for December 2022 reached a total of 6.4 million passengers, 22.9% above the levels reported in December 2019.

Compared to December 2019, passenger traffic increased by 33.2% in Colombia, 24.1% in Mexico and Puerto Rico by 6.4%. Passenger traffic growth in Colombia and Mexico was driven by domestic and international traffic and in Puerto Rico by domestic traffic.

This announcement reflects comparisons between the periods December 1 through December 31, 2022, 2021 and 2019. Transit and general aviation passengers are excluded from traffic measures in Mexico and Colombia.

Passenger Traffic Summary
		December		% Chg 2022vs 2021	% Chg 2022vs 2019		Year to date		% Chg 2022vs 2021	% Chg 2022vs 2019
	2019	2021	2022			2019	2021	2022
Mexico	3,113,870	3,271,588	3,863,469	18.1	24.1	34,161,842	29,138,441	39,523,958	35.6	15.7
Domestic Traffic	1,487,771	1,540,184	1,860,661	20.8	25.1	16,683,996	15,057,198	18,700,737	24.2	12.1
International Traffic	1,626,099	1,731,404	2,002,808	15.7	23.2	17,477,846	14,081,243	20,823,221	47.9	19.1
San Juan, Puerto Rico	937,716	921,944	997,444	8.2	6.4	9,448,253	9,684,227	10,310,990	6.5	9.1
Domestic Traffic	845,671	854,978	907,519	6.1	7.3	8,455,993	9,138,875	9,404,031	2.9	11.2
International Traffic	92,045	66,966	89,925	34.3	(2.3)	992,260	545,352	906,959	66.3	(8.6)
Colombia	1,171,191	1,302,628	1,559,866	19.7	33.2	12,052,135	10,530,105	16,506,196	56.8	37.0
Domestic Traffic	996,876	1,105,503	1,270,380	14.9	27.4	10,231,479	8,984,220	13,718,590	52.7	34.1
International Traffic	174,315	197,125	289,486	46.9	66.1	1,820,656	1,545,885	2,787,606	80.3	53.1
Total Traffic	5,222,777	5,496,160	6,420,779	16.8	22.9	55,662,230	49,352,773	66,341,144	34.4	19.2
Domestic Traffic	3,330,318	3,500,665	4,038,560	15.4	21.3	35,371,468	33,180,293	41,823,358	26.0	18.2
International Traffic	1,892,459	1,995,495	2,382,219	19.4	25.9	20,290,762	16,172,480	24,517,786	51.6	20.8

Mexico Passenger Traffic
			December		% Chg 2022vs 2021	% Chg 2022vs 2019		Year to date		% Chg 2022vs 2021	% Chg 2022vs 2019
		2019	2021	2022			2019	2021	2022
Domestic Traffic		1,487,771	1,540,184	1,860,661	20.8	25.1	16,683,996	15,057,198	18,700,737	24.2	12.1
CUN	Cancun	770,284	870,648	1,050,521	20.7	36.4	8,980,397	9,081,354	10,705,897	17.9	19.2
CZM	Cozumel	17,739	18,598	10,557	(43.2)	(40.5)	189,640	174,348	173,506	(0.5)	(8.5)
HUX	Huatulco	61,778	78,542	78,694	0.2	27.4	749,048	655,550	878,959	34.1	17.3
MID	Merida	240,204	229,795	301,884	31.4	25.7	2,573,490	1,889,785	2,811,644	48.8	9.3
MTT	Minatitlan	12,334	9,001	9,113	1.2	(26.1)	140,616	92,721	100,754	8.7	(28.3)
OAX	Oaxaca	104,758	85,613	121,516	41.9	16.0	1,047,961	786,809	1,111,877	41.3	6.1
TAP	Tapachula	38,652	44,300	48,752	10.0	26.1	372,626	409,730	489,547	19.5	31.4
VER	Veracruz	127,831	107,802	119,522	10.9	(6.5)	1,406,796	1,024,610	1,241,734	21.2	(11.7)
VSA	Villahermosa	114,191	95,885	120,102	25.3	5.2	1,223,422	942,291	1,186,819	26.0	(3.0)
International Traffic		1,626,099	1,731,404	2,002,808	15.7	23.2	17,477,846	14,081,243	20,823,221	47.9	19.1
CUN	Cancun	1,525,467	1,633,990	1,884,068	15.3	23.5	16,501,592	13,237,113	19,637,064	48.3	19.0
CZM	Cozumel	32,624	42,035	49,642	18.1	52.2	356,783	357,327	489,764	37.1	37.3
HUX	Huatulco	19,798	9,721	14,923	53.5	(24.6)	143,239	36,600	92,076	151.6	(35.7)
MID	Merida	24,678	19,200	25,709	33.9	4.2	217,159	189,718	267,974	41.2	23.4
MTT	Minatitlan	613	489	661	35.2	7.8	7,543	5,823	11,264	93.4	49.3
OAX	Oaxaca	13,867	16,106	16,298	1.2	17.5	148,284	127,128	192,157	51.2	29.6
TAP	Tapachula	1,050	663	1,179	77.8	12.3	12,857	14,519	13,707	(5.6)	6.6
VER	Veracruz	6,080	6,487	7,449	14.8	22.5	68,785	78,850	91,844	16.5	33.5
VSA	Villahermosa	1,922	2,713	2,879	6.1	49.8	21,604	34,165	27,371	(19.9)	26.7
Traffic Total Mexico		3,113,870	3,271,588	3,863,469	18.1	24.1	34,161,842	29,138,441	39,523,958	35.6	15.7
CUN	Cancun	2,295,751	2,504,638	2,934,589	17.2	27.8	25,481,989	22,318,467	30,342,961	36.0	19.1
CZM	Cozumel	50,363	60,633	60,199	(0.7)	19.5	546,423	531,675	663,270	24.8	21.4
HUX	Huatulco	81,576	88,263	93,617	6.1	14.8	892,287	692,150	971,035	40.3	8.8
MID	Merida	264,882	248,995	327,593	31.6	23.7	2,790,649	2,079,503	3,079,618	48.1	10.4
MTT	Minatitlan	12,947	9,490	9,774	3.0	(24.5)	148,159	98,544	112,018	13.7	(24.4)
OAX	Oaxaca	118,625	101,719	137,814	35.5	16.2	1,196,245	913,937	1,304,034	42.7	9.0
TAP	Tapachula	39,702	44,963	49,931	11.0	25.8	385,483	424,249	503,254	18.6	30.6
VER	Veracruz	133,911	114,289	126,971	11.1	(5.2)	1,475,581	1,103,460	1,333,578	20.9	(9.6)
VSA	Villahermosa	116,113	98,598	122,981	24.7	5.9	1,245,026	976,456	1,214,190	24.3	(2.5)

Us Passenger Traffic, San Juan Airport (LMM)
		December		% Chg 2022vs 2021	% Chg 2022vs 2019		Year to date		% Chg 2022vs 2021	% Chg 2022vs 2019
	2019	2021	2022			2019	2021	2022
SJU Total	937,716	921,944	997,444	8.2	6.4	9,448,253	9,684,227	10,310,990	6.5	9.1
Domestic Traffic	845,671	854,978	907,519	6.1	7.3	8,455,993	9,138,875	9,404,031	2.9	11.2
International Traffic	92,045	66,966	89,925	34.3	(2.3)	992,260	545,352	906,959	66.3	(8.6)

Colombia Passenger Traffic Airplan
			December		% Chg 2022vs 2021	% Chg 2022vs 2019		Year to date		% Chg 2022vs 2021	% Chg 2022vs 2019
		2019	2021	2022			2019	2021	2022
Domestic Traffic		996,876	1,105,503	1,270,380	14.9	27.4	10,231,479	8,984,220	13,718,590	52.7	34.1
MDE	Rionegro	717,604	790,969	950,281	20.1	32.4	7,409,418	6,309,014	10,185,489	61.4	37.5
EOH	Medellin	104,044	112,677	116,101	3.0	11.6	1,095,291	1,008,756	1,264,382	25.3	15.4
MTR	Monteria	109,361	137,701	140,909	2.3	28.8	1,028,309	1,098,362	1,569,389	42.9	52.6
APO	Carepa	21,541	25,625	20,370	(20.5)	(5.4)	226,951	224,100	263,093	17.4	15.9
UIB	Quibdo	38,682	33,549	39,328	17.2	1.7	384,487	302,911	379,948	25.4	(1.2)
CZU	Corozal	5,644	4,982	3,391	(31.9)	(39.9)	87,023	41,077	56,289	37.0	(35.3)
International Traffic		174,315	197,125	289,486	46.9	66.1	1,820,656	1,545,885	2,787,606	80.3	53.1
MDE	Rionegro	174,315	197,125	289,486	46.9	66.1	1,820,656	1,545,885	2,787,606	80.3	53.1
EOH	Medellin
MTR	Monteria
APO	Carepa
UIB	Quibdo
CZU	Corozal
Traffic Total Colombia		1,171,191	1,302,628	1,559,866	19.7	33.2	12,052,135	10,530,105	16,506,196	56.8	37.0
MDE	Rionegro	891,919	988,094	1,239,767	25.5	39.0	9,230,074	7,854,899	12,973,095	65.2	40.6
EOH	Medellin	104044	112,677	116,101	3.0	11.6	1,095,291	1,008,756	1,264,382	25.3	15.4
MTR	Monteria	109,361	137,701	140,909	2.3	28.8	1,028,309	1,098,362	1,569,389	42.9	52.6
APO	Carepa	21,541	25,625	20,370	(20.5)	(5.4)	226,951	224,100	263,093	17.4	15.9
UIB	Quibdo	38,682	33,549	39,328	17.2	1.7	384,487	302,911	379,948	25.4	(1.2)
CZU	Corozal	5,644	4,982	3,391	(31.9)	(39.9)	87,023	41,077	56,289	37.0	(35.3)

About ASUR
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

Contacts:

ASUR
Lic. Adolfo Castro
+52-55-5284-0408
acastro@asur.com.mx

InspIR Group
Susan Borinelli
+1-646-330-5907
susan@inspirgroup.com